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                                       FORM 6-K

                            SECURITIES EXCHANGE COMMISSION
                                Washington, D.C. 20549

                               REPORT OF FOREIGN ISSUER
                         Pursuant to Rule 13a-16 or 15d-16 of
                         the Securities Exchange Act of 1934

                            COMMISSION FILE NUMBER 0-15577
                           FOR THE MONTH OF FEBRUARY 1997

                      CONSOLIDATED NEVADA GOLDFIELDS CORPORATION
                   -----------------------------------------------
                   (Translation of registrant's name into English)

                              1801 Broadway, Suite 1620
                                Denver, Colorado 80202
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                       (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

          Form 20-F    X                Form 40-F
                     -----                         -----
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes                           No   X
              -----                        -----

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

ENCLOSED IS PRESS RELEASE #98-001 FOR CONSOLIDATED NEVADA GOLDFIELDS
CORPORATION.

Pursuant to the Requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                             CONSOLIDATED NEVADA GOLDFIELDS CORPORATION
                             (Registrant)


Date:  Feb. 3, 1998          /s/ James S. Stirbis, Jr.
       ------------          ------------------------------------------
                             By: James S. Stirbis, Jr. -
                                 Corporate Secretary and Treasurer
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                                 [Letterhead]

DENVER, CO - JANUARY 22, 1998
#98-001
5:00 PM MST




        CONSOLIDATED NEVADA GOLDFIELDS CORPORATION ANNOUNCES FINANCING
          DEVELOPMENTS WITH ITS MAJOR SHAREHOLDER AND STANDARD BANK

Consolidated Nevada Goldfields Corporation ("CNGC") announces that it has made significant progress toward its previously announced objectives of reviewing its operations, restructuring its debt, and refinancing the Pachuca silver operations. CNGC is continuing its critical review of the mining operations with the goal of creating a well-capitalized mining company with meaningful silver production. CNGC continues to receive the support of its major shareholders who view these developments positively.

CNGC has reached agreement with its major shareholder, Grupo Acerero Del Norte, S.A. de C.V. ("GAN"), relating to a placement of convertible debentures and received an indicative term sheet from Standard New York, Inc. and Standard Bank of London Limited ("Standard") to refinance its Pachuca operations. GAN is a private holding company and one of Mexico's leading industrial groups with four divisions: steel, mining, chemicals, and energy. It has successfully implemented several restructurings and privatizations in Mexico over the last seven years.

The convertible debentures will have an aggregate principal amount of US$26 million. GAN has agreed to invest US$4 million of new funds and apply US$22 million of primarily demand loans previously advanced to CNGC, toward the purchase of the convertible debenture. The debenture will be convertible at US$0.125 and entitle GAN on conversion to one share and 0.1298 warrant of CNGC, will bear interest at 10% per annum and be due five years after its issue. The warrants will be exercisable for a period of five years after the issue of the convertible debenture at US$0.125 per share of CNGC. Assuming the exercise of the debenture and warrants, GAN would hold approximately 75% of the outstanding common shares before giving effect to the exercise of any other outstanding convertible securities.

The placement of the convertible debenture is subject to majority approval of disinterested shareholders which CNGC is proceeding to obtain. CNGC shareholders who have representation on the Board have advised CNGC that they would support the placement.

CNGC also announces that it has received a new Indicative Term Sheet from Standard New York, Inc. and Standard Bank London Limited ("Standard") relating to an $18 million financing of its Pachuca silver-mining operations in Mexico. Standard's financing is conditional upon an update and review of previously completed technical due diligence, credit approval, definitive documentation and other conditions that are typical for a financing of this nature. The new proposed facility will bear interest at LIBOR plus an applicable margin and will be repayable over a five-year period. CNGC will also have a moratorium on principal repayments for a period of two years.
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The proceeds of the placement and financing will be used to repay the existing credit facility for Pachuca and outstanding amounts payable to ING (U.S.) Capital Corporation ("ING") with respect to CNGC's Nixon Fork gold loan, and make lease payments relating to the Nixon Fork property. The proceeds will also be used for capital investment in the Pachuca mine and for general working-capital purposes. The transactions will reduce CNGC's short-term debt and significantly reduce interest expense with respect to the Pachuca operations. The transactions will also result in CNGC being current in its ING repayment schedule.

On completion of these transactions, CNGC's total debt will be US$34 million, including the US$18 million Standard Bank debt. Reporting on these transactions, Alex Bissett, President and Chief Executive Officer of CNGC, stated: "These transactions will allow CNGC to focus on its principal assets and the Pachuca operations in particular. We are continuing to address our operational performance and financial affairs with a view to restructuring our operations and debt in an orderly fashion. These transactions show significant progress toward our goal. The restructuring of the Company will also involve a critical review of all of its mining operations. Our objective is to create a well capitalized mining company with significant silver production centered around our Pachuca operations and continue to reduce existing indebtedness of the Company. Our major shareholders are supportive of the constructive business plan which is being implemented by the Company."

Consolidated Nevada Goldfields Corporation is a Denver-based, international mining company with four producing mining properties and over 1,300 employees. The Company reserves include 51 million ounces of silver and 740,000 ounces of gold. The Company's principal property is the Pachuca silver mine in central Mexico, north of Mexico City, which has continuously produced silver for five centuries. The Company shares trade on the Toronto exchange under the symbol KNV, on the NASDAQ under the symbol KNVCF, and on the Stuttgart, Frankfurt, and Berlin exchanges under the symbol CNV.

GAN is a private holding company controlled by the Ancira and Autrey families and is one of Mexico's leading industrial concerns. GAN's operations are divided into four divisions: steel, chemicals, mining, and energy. GAN is well known for having successfully implemented several restructuring and privatizations in Mexico over the last seven years in the areas of mining (coal and iron), steel and chemicals (agroproducts). It controls Altos Hornos De Mexico, S.A. de C.V., a foundry and steel producer listed on the New York Stock Exchange which produces about 40 percent of Mexico's rolled-steel production. GAN has yearly sales of approximately $1.6 billion, profits of about $150 million and has invested about $1.2 billion since 1992. GAN's corporate headquarters are located in Monclova, Coahuila. The group has activities in 19 Mexican states and directly employs approximately 26,000 people.

Statements in this release which are not historical data are forward looking and involve a number of risks and uncertainties, including but not limited to the price of commodities, currencies, production, construction, and permitting or regulatory delays, reserve estimation of tonnage, grade and metallurgical recoveries, exploration success and reserve growth, litigation, capital costs, and other risks that are detailed in the Company's SEC filings.

For additional information please contact Consolidated Nevada Goldfields Corporation, Alex Bissett, President and Chief Executive Officer at (303) 296-3200.